UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated May 23, 2017, announcing the Company's financial and operating results for the first quarter ended March 31, 2017.

Attached as Exhibit 2 is a copy of the Company's consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: May 23, 2017	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

Aegean Marine Petroleum Network Inc.
Announces First Quarter 2017 Financial Results

New York, NY, May 23, 2017 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced financial and operating results for the first quarter ended March 31, 2017.

First Quarter Financial Highlights

•	Recorded sales volumes of 4,450,263 metric tons.
•	Achieved gross profit of $80.3 million.
•	Generated operating income of $13.9 million.
•	Recorded net income attributable to Aegean shareholders of $1.4 million or $0.03 basic and diluted earnings per share.
•	Generated EBITDA of $21.9 million.

First Quarter Operational Highlights

E. Nikolas Tavlarios, Aegean's President, commented, "Our results in the quarter were impacted by increased competition across operations and continued challenging market dynamics. These results do not reflect the overall strength of our business or our strong track record of delivering consistent growth and stable financial results. To position Aegean for continued success, we are actively managing our business and taking decisive action to improve performance despite industry headwinds.  We are controlling what we can control by shifting our strategy towards a more\ asset-light model and taking a strategic view of our operations to enhance efficiency. Consistent with our focus of actively managing our fleet, we are marketing several vessels for sale, charter, or redeployment to the highest growth areas. We are confident that these initiatives, once fully implemented, will drive improved performance and value creation."

Financial Results

•
Revenue – The Company reported total revenue of $1.5 billion for the first quarter of 2017, an increase of 102.5% compared to the same period in 2016, primarily due to the increase in oil prices. Voyage and other revenues were, $20.0 million, approximately $1.9 million more than the same period in 2016.

•
Gross Profit – Gross Profit, which equals total revenue less directly attributable cost of revenue decreased by 0.7% to $80.3 million in the first quarter of 2017 compared to $80.9 million in the same period in 2016.

•
Operating Expense – The Company reported operating expense of $66.5 million for the first quarter of 2017, an increase of $3.9 million or 6.2% compared to the same period in prior year due mainly to higher marine fuel costs for our fleet and additional offices.

•	Operating Income – Operating income for the first quarter of 2017 was $13.9 million, a decrease of 4.4 million or 24.0% compared to the same period in prior year.

•
Net Income –   Net income attributable to Aegean shareholders for the three months ended March 31, 2017 was $1.4 million, or $0.03 per basic and diluted share, a decrease of $10.4 million or 88.1% compared to the same period in 2016 due mainly to higher operating expenses and finance costs.

Operational Metrics

•	Sales Volume – For the three months ended March 31, 2017, the Company reported marine fuel sales volumes of 4,450,263 metric tons, an increase of 5.6% compared to the same period in 2016.

•
EBITDA Per Metric Ton of Marine Fuel Sold – For the three months ended March 31, 2017, the Company reported EBITDA per metric ton of marine fuel sold of $4.93. EBITDA per metric ton of marine fuel sold in the prior year period was $6.44 per metric ton.

•
Gross Spread Per Metric Ton of Marine Fuel Sold – For the three months ended March 31, 2017, the Company reported gross spread per metric ton of marine fuel sold on an aggregate basis of $16.3. Gross spread per metric ton of marine fuel sold in the prior year period was $17.6.

Liquidity and Capital Resources

•	Net cash used in operating activities was $67.1 million for the three months ended March 31, 2017 due mainly to higher sales volumes in the U.S. and Northern Europe.

•	Net income as adjusted for non-cash items (as defined in Note 9 below) was $3.9 million for the same period.

•	Net cash used in investing activities was $2.8 million for the three months ended March 31, 2017, primarily due to advances for fixed assets under construction.

•	Net cash provided by financing activities was $36.4 million for the three months ended March 31, 2017, primarily due to higher sales volumes.

•
As of March 31, 2017, the Company had cash and cash equivalents of $60.4 million and working capital of $432.4 million. Non-cash working capital, or working capital excluding cash and debt, was $708.2 million.

•
As of March 31, 2017, the Company had $836.5 million undrawn amounts under its working capital facilities and $60.4 million of unrestricted cash and cash equivalents to finance working capital requirements.

•
The weighted average basic and diluted shares outstanding for the three months ended March 31, 2017 was 37,735,380. The weighted average basic and diluted shares outstanding for the three months ended March 31, 2016 was 47,545,710.

Spyros Gianniotis, Aegean's Chief Financial Officer, stated, "During the quarter, we maintained our financial flexibility and balance sheet strength, as we have done throughout various market conditions. To further enhance profitability, we are actively evaluating our markets to redeploy assets and capital to opportunities we believe will generate the best return and accelerate our initiatives to rationalize expenses. "

Summary Consolidated Financial and Other Data (Unaudited)
	For the Three Months Ended March 31,
	2016	2017
	(in thousands of U.S.dollars, unless otherwise stated)
Income Statement Data:
Revenues - third parties	$748,516	$1,519,025
Revenues - related companies	4,416	5,233
Total revenues	752,932	1,524,258
Cost of revenues - third parties	661,626	1,424,280
Cost of revenues– related companies	10,438	19,645
Total cost of revenues	672,064	1,443,925
Gross profit	80,868	80,333
Operating expenses:
Selling and distribution	50,772	54,885
General and administrative	11,496	11,415
Amortization of intangible assets	300	167
Operating income	18,300	13,866
Net financing cost	(9,361)	(12,073)
Foreign exchange gains, net	239	307
Income taxes benefit / (expense)	2,592	(729)
Net income	11,770	1,371
Less income attributable to non-controlling interest	-	17
Net income attributable to AMPNI shareholders	$11,770	$1,354
Basic earnings per share (U.S. dollars)	$0.24	$0.03
Diluted earnings per share (U.S. dollars)	$0.24	$0.03

EBITDA(1)	$27,147	$21,938

Other Financial Data:
Gross spread on marine petroleum products(2)	$75,068	$73,151
Gross spread on lubricants(2)	734	626
Gross spread on marine fuel(2)	74,334	72,525
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	17.6	16.3
Net cash provided by / (used) in operating activities	$10,944	$(67,090)
Net cash (used in) / provided by investing activities	(8,755)	(2,842)
Net cash (used in) / provided by financing activities	(6,024)	36,353

Sales Volume Data (Metric Tons): (3)
Total sales volumes	4,212,636	4,450,263

Other Operating Data:
Number of owned bunkering tankers, end of period(4)	49.0	45.0
Average number of owned bunkering tankers(4)(5)	49.0	45.0
Special Purpose Vessels, end of period(6)	1.0	1.0
Number of operating storage facilities, end of period(7)	14.0	12.0

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2016	As of March 31, 2017

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	93,836	60,391
Gross trade receivables	512,398	627,176
Allowance for doubtful accounts	(8,647)	(9,411)
Inventories	187,766	172,342
Total Current assets	909,252	963,282
Total assets	1,600,933	1,651,216
Trade payables	131,584	141,890
Total Current liabilities (including current portion of long-term debt)	497,712	530,836
Total debt	817,631	853,309
Total liabilities	1,011,342	1,055,260
Total stockholder's equity	589,591	595,956

Working Capital Data:
Working capital(8)	411,540	432,446
Working capital excluding cash and debt(8)	629,370	708,231

Notes:
1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that recorded by other companies. Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization, vessel and investment impairments, gains/losses on vessel disposals and other non-recurring exceptional items. EBITDA and Adjusted EBITDA are included herein because they are a basis upon which the Company assesses its operating performance.

Adjusted EBITDA per metric ton of marine fuel sold represents the net income before interest, taxes, depreciation and amortization, vessel and investment impairments, gains/losses on vessel disposals and other non-recurring exceptional items the Company generates per metric ton of marine fuel sold. The Company calculates Adjusted EBITDA per metric ton of marine fuel sold by dividing the EBITDA by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants.

The following table reconciles net income attributable to AMPNI to EBITDA, Adjusted EBITDA and Adjusted EBITDA per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended March 31,
	2016	2017
	(in thousands of U.S. dollars, unless otherwise stated)
Net income to AMPNI shareholders	11,770	1,354

Add: Net financing cost including amortization of financing costs	9,361	12,073
Add: Income tax (benefit) / expense	(2,592)	729
Add: Depreciation and amortization excluding amortization of financing costs	8,608	7,782

EBITDA	27,147	21,938

Add: Non-recurring exceptional items	-	-
Adjusted EBITDA	27,147	21,938

Sales volume of marine fuel (metric tons)	4,212,636	4,450,263
Adjusted EBITDA per metric ton of marine fuel sold (U.S. dollars)	6.44	4.93

2.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. Gross spread on marine petroleum products, gross spread of MFO and gross spread on lubricants are not items recognized by U.S. GAAP and should not be considered as an alternative to gross profit or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of gross spread may not be the same as that used by other companies in the same or other industries. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the custom arrangements, in which the Company purchases cargos of marine fuel for its floating storage facilities. Transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider. Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended March 31,
	2016	2017
	(in thousands of U.S. dollars, unless otherwise stated)
Sales of marine petroleum products	734,815	1,504,241
Less: Cost of marine petroleum products sold	(659,747)	(1,431,090)
Gross spread on marine petroleum products	75,068	73,151
Less: Gross spread on lubricants	(734)	(626)
Gross spread on marine fuel	74,334	72,525

Sales volume of marine fuel (metric tons)	4,212,636	4,450,263

Gross spread per metric ton of marine fuel sold (U.S. dollars)	17.6	16.3

3.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not include the sales volume of lubricants in the calculation of gross spread per metric ton of marine fuel sold.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

7.
The Company owns two barges, the Mediterranean and Umnenga, as floating storage facilities in Greece and South Africa. The Company also operates on-land storage facilities in Las Palmas, Fujairah, Tangiers, the U.S.A. and Hamburg.

The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

9.
Net income as adjusted for non-cash items, such as depreciation, provision for doubtful accounts, share-based compensation, amortization, deferred income taxes, gain/loss on sale of vessels, impairment losses, unrealized loss/(gain) on derivatives and unrealized foreign exchange loss/(gain), net, is used to assist in evaluating our ability to make quarterly cash distributions. Net income as adjusted for non-cash items is not recognized by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States. The following table reflects the calculation of net income as adjusted for non-cash items for the periods presented:

	For the Three Months Ended March 31,
	2016	2017
	(in thousands of U.S. dollars, unless otherwise stated)
Net income	11,770	1,371
Add: Depreciation	6,439	5,875
Add: Provision for doubtful accounts	781	764
Add: Share based compensation	2,409	1,884
Add: Amortization	4,566	4,976
Add: Net deferred tax (benefit) / expense	(2,879)	3,612
Add: Unrealized loss / (gain) on derivatives	27,628	(14,606)
Add: Unrealized foreign exchange loss	207	70
Net income as adjusted for non-cash items	50,921	3,946

First Quarter 2017 Dividend Announcement
On May 23, 2017, the Company's Board of Directors declared a first quarter 2017 dividend of $0.02 per share payable on or about June 20, 2017 to shareholders of record as of June 6, 2017. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on Wednesday, May 24th at 8:30 A.M. Eastern Time, to discuss its first quarter results. Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link. The conference call also may be accessed via telephone by dialing (800) 862-9098 (for U.S.-based callers) or 785-424-1051 (for international callers) and enter the passcode: 9327926.

If you are unable to participate at this time, a replay of the call will be available for two weeks at 888-203-1112 or 719-457-0820. Enter the code 9327926 to access the audio replay. The webcast will also be archived on the Company's website:
http://www.ampni.com.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in over 29 markets and a team of professionals ready to serve our customers wherever they are around the globe. For additional information please visit: www.ampni.com

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACTS:
Aegean Marine Petroleum Network Inc.
(212) 430-1098

Exhibit 2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2017 AND DECEMBER 31, 2016
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	March 31, 2017	December 31, 2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$60,391	$93,836
Trade receivables, net of allowance for doubtful accounts of $9,411 and $8,647, as of March 31, 2017 and December 31, 2016, respectively	617,765	503,751
Trade receivables from related parties	7,591	11,509
Due from related companies	10,020	9,548
Derivative asset	1,410	-
Inventories	172,342	187,766
Prepayments and other current assets, net of allowances for doubtful accounts of $2,160 as of March 31, 2017 and December 31, 2016	89,642	95,885
Deferred tax asset	968	3,769
Restricted cash	3,153	3,188
Total current assets	963,282	909,252

FIXED ASSETS:
Advances for other fixed assets under construction	6,827	2,985
Vessels, cost	457,401	457,401
Vessels, accumulated depreciation	(111,207)	(107,426)
Vessels' net book value	346,194	349,975
Other fixed assets, net	236,063	238,480
Total fixed assets	589,084	591,440

OTHER NON-CURRENT ASSETS:
Deferred charges, net	18,112	19,748
Intangible assets	7,541	7,708
Goodwill	66,175	66,031
Derivative asset	5,747	6,041
Other non-current assets	1,275	713
Total non-current assets	98,850	100,241
Total assets	1,651,216	1,600,933

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	303,048	261,359
Short-term borrowings from related companies	-	20,000
Current portion of long-term debt	36,281	33,495
Trade payables to third parties	141,890	131,576
Other payables to related companies	1,432	1,344
Derivative liability	-	12,503
Accrued and other current liabilities	48,185	37,435
Total current liabilities	530,836	497,712

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	513,980	502,777
Deferred tax liability	7,437	6,626
Derivative liability	-	987
Other non-current liabilities	3,007	3,240
Total non-current liabilities	524,424	513,630

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at March 31, 2017 and December 31, 2016; 41,416,461 and 41,375,461 shares issued and 39,444,822 and 39,403,822 shares outstanding at March 31, 2017 and December 31, 2016, respectively	414	414
Treasury stock $0.01 par value; 1,971,639 shares, repurchased at March 31, 2017 and December 31, 2016	(29,327)	(29,327)
Additional paid-in capital	423,998	418,215
Retained earnings	200,796	200,231
Total AMPNI stockholders' equity	595,881	589,533
Non-controlling interest	75	58
Total equity	595,956	589,591
Total liabilities and equity	$1,651,216	$1,600,933

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
 FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Three Months Ended March 31,
	2017	2016
Revenues
Revenues – third parties	$1,519,025	$748,516
Revenues – related companies	5,233	4,416
Total Revenues	1,524,258	752,932

Cost of Revenues
Cost of revenues– third parties	1,424,280	661,626
Cost of revenues – related companies	19,645	10,438
Total Cost of Revenues	1,443,925	672,064

Gross Profit	80,333	80,868

OPERATING EXPENSES:
Selling and Distribution	54,885	50,772
General and Administrative	11,415	11,496
Amortization of intangible assets	167	300
Total operating expenses	66,467	62,568

Operating income	13,866	18,300

OTHER INCOME/(EXPENSE):
Interest and finance costs	(12,177)	(9,412)
Interest income	104	51
Foreign exchange gains, net	307	239
	(11,766)	(9,122)

Income before provision for income taxes	2,100	9,178

Income taxes	(729)	2,592

Net income	1,371	11,770
Net income attributable to non-controlling interest	17	-
Net income attributable to AMPNI shareholders	$1,354	$11,770

Basic earnings per common share	$0.03	$0.24
Diluted earnings per common share	$0.03	$0.24

Weighted average number of shares, basic	37,735,380	47,545,710
Weighted average number of shares, diluted	37,735,380	47,545,710

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(UNAUDITED)
(Expressed in thousands of U.S. dollars)

	Three Months Ended March 31,
	2017	2016
Cash flows from operating activities:
Net income	$1,371	$11,770
Adjustments to reconcile net income to net cash (used in) / provided by operating activities:
Depreciation	5,875	6,439
Provision of doubtful accounts	764	781
Share-based compensation	1,884	2,409
Amortization	4,976	4,566
Net deferred tax loss / (benefit)	3,612	(2,879)
Unrealized (gain) / loss on derivatives	(14,606)	27,628
Unrealized foreign exchange loss	70	207
(Increase) / Decrease in:
Trade receivables	(110,032)	(15,379)
Due from related companies	(472)	(1,855)
Inventories	15,424	(3,295)
Prepayments and other current assets	8,621	(15,957)
Increase/ (Decrease) in:
Trade payables	6,276	1,271
Other payables to related companies	96	(22)
Accrued and other current liabilities	10,561	(3,789)
Increase in other non-current assets	(562)	(16)
(Decrease) / Increase in other non-current liabilities	(233)	271
Payments for dry-docking	(715)	(1,206)
Net cash (used in) / provided by operating activities	(67,090)	10,944

Cash flows from investing activities:
Advances for other fixed assets under construction	(3,842)	-
Vessel acquisitions	-	(8,667)
Acquisition of subsidiary, net of cash acquired	1,080	-
Purchase of other fixed assets	(115)	(87)
Decrease / (Increase) in restricted cash	35	(1)
Net cash used in investing activities	(2,842)	(8,755)

Cash flows from financing activities:
Proceeds from long-term debt	22,500	13,000
Repayment of long-term debt	(6,316)	(4,998)
Net change in short-term borrowings	41,689	(12,665)
Net change in short-term borrowings from related companies	(20,000)	-
Financing costs paid	(731)	(360)
Dividends paid	(789)	(1,001)
Net cash provided by / (used in) financing activities	36,353	(6,024)

Effect of exchange rate changes on cash and cash equivalents	134	407

Net (decrease) / increase in cash and cash equivalents	(33,445)	3,428
Cash and cash equivalents at beginning of period	93,836	139,314
Cash and cash equivalents at end of period	$60,391	$135,886